EXHIBIT 4.101
OPTION AGREEMENT
entered into between
DRDGOLD LIMITED
(“DRDGold”)
and
Khumo Gold SPV (Pty) Ltd
(“Khumo Gold”)
and
DRD Gold South African Operations (Pty) LTD
(“DRDSA”)

WHEREBY IT IS AGREED AS FOLLOWS:
1.
DEFINITIONS AND INTERPRETATION
1.1.
Definitions
In this Agreement, unless clearly inconsistent with or otherwise indicated by the context –
1.1.1.
“Act” means the Mineral and Petroleum Resources Development Act (28 of 2002);
1.1.2.
“Agreement” means the Agreement set out in this document and in the annexures hereto;
1.1.3.
“Business” means the business of the Company as at the date of signature hereof;
1.1.4.
“Business Day” means any day other than a Saturday, Sunday or public holiday in the
Republic of South Africa;
1.1.5.
“Closing” means completion of the sale, purchase and transfer of the Sale Assets;
1.1.6.
“Closing Date” means in respect of each of the Options granted, the date which is 5
(five) Business Days after the date upon which the particular Option is Duly Exercised.
For the sake of clarity, in the Agreement reference shall thus be made to the Closing Date in respect of the Khumo Gold Option and the Employee Trust Option respectively;
1.1.7.
“Companies Act” means the Companies Act (61 of 1973);
1.1.8.
“Company” means DRDGold South African Operations (Pty) Ltd, registration number:
2005/033662/07, a limited liability private company duly incorporated in the Republic of
South Africa ;
1.1.9.
An Option granted in this Agreement shall be deemed to have “Duly Exercised” if the conditions subject to which that Option may be exercised as stated in the Agreement, have been met;

1.1.10.
“the Expiry Date” shall be the third anniversary of the Signature Date, or, if the Expiry
Date falls on a weekend or a Public Holiday on the first Business Day, after the Expiry
Date;
1.1.11.
“Employee(s)” means any historically disadvantaged employee of any of the subsidiaries of the Company, employed by that subsidiary in categories 3 to 8;
1.1.12.
“the Employee Trust” means a trust to be established by Khumo Gold, with the view to
Khumo Gold nominating it (the Employee Trust) to purchase the ordinary shares, and subscribe for the various classes of preference shares, as provided for in this Agreement;
1.1.13.
“Khumo Gold” means Khumo Gold SPV (Pty) Ltd, Registration Number
2005/029595/07 a limited liability private company duly incorporated in the Republic of
South Africa;
1.1.14.
‘the Khumo Gold Parcel” means 50,000 (fifty thousand) ordinary shares in DRDSA, held by DRDGold, and in respect of which DRDGold grants an Option to purchase to
Khumo Gold;
1.1.15.
“the Khumo Gold Option” means the option granted by DRDGold to Khumo Gold to purchase the Khumo Gold Parcel on the terms in this agreement;
1.1.16.
“the Employee Trust Parcel” means 60,000 (sixty thousand) ordinary shares in
DRDSA, held by DRDGold, and in respect of which DRDGold grants an Option to purchase to Khumo Gold, acting as the promoter of the Employee Trust;
1.1.17.
“the Employee Trust Parcel Option” means the option granted by DRDGold to Khumo
Gold, acting as promoter of the Employee Trust to purchase the Employee Trust Parcel on the terms in this agreement;
1.1.18.
“the Purchase Price” means, in respect of the Khumo Gold Parcel, an amount of
R4,300,000.00 (four million three hundred thousand rand) and in respect of the Employee
Trust Parcel, an amount of R5,070,000 (five million and seventy thousand rand);

1.1.19.
“Parties” means DRDGold, Khumo Gold, and the Company and “Party” means either one of them as the context may indicate;
1.1.20.
“Purchaser” means the Employee Trust;
1.1.21.
“Sale Shares” means 110,000 (one hundred and ten thousand) ordinary par value shares in the Company;
1.1.22.
“the Share Sale Agreement” means the terms of this agreement which govern the sale of the Sale Shares, upon exercise of the Option;
1.1.23.
“The Signature Date” shall be the date on which the last of the Parties to this
Agreement, signs this Agreement;
1.1.24.
“ZAR”, “R” or “Rand”” means the lawful currency of the Republic of South Africa.
1.2.
Interpretation
The headings of the clauses in this Agreement are for the purpose of reference and convenience only and shall not be used in the interpretation of nor modify nor amplify the terms of this Agreement nor any clause hereof and, unless the context otherwise requires –
1.2.1.
words indicating the singular includes the plural and vice versa;
1.2.2. words indicating a gender includes any gender;
1.2.3.
an expression indicating a natural person includes any company, partnership, trust, joint venture, association, corporation and any other body corporate and the state;
1.2.4.
a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;
1.2.5.
when any number of days is prescribed in this Agreement, same shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a day which is not a Business Day, in which case the last day shall be the next succeeding day which is a Business Day; and
1.2.6. the rule of construction that a contract shall be interpreted against the party responsible for the drafting or preparation of the contract, shall not apply.
2.
BACKGROUND AND RECORDALS
2.1 The Parties wish to establish a mechanism through which:-
2.1.1 Khumo Gold may increase its holding in ordinary shares in DRDSA from 15% (fifteen percent), to 20% (twenty percent); and
2.1.2 The historically disadvantaged employees of the Company’s subsidiaries, and more specifically those who are employed in categories 3 to 8, are provided an opportunity to acquire 6% (six percent) of the ordinary shares in issue (as at the Signature Date) of
DRDSA.
2.2 To this end:
2.2.1 Khumo Gold shall have established, as at the Expiry Date, the Employee Trust on such terms as are reasonably acceptable to DRDGold, whom it shall nominate, upon exercise of the Option, to acquire the Employee Trust Parcel;
2.2.2 DRDGold shall, on the terms in agreement:-
2.2.2.1 grant an option to Khumo Gold to buy the Khumo Gold Parcel from it;
2.2.2.2 grant an option to Khumo Gold, acting as promoter of the Employee Trust, to buy the Employee Trust Parcel from it; and
2.2.2.3 assist the Employee Trust in obtaining financial assistance to acquire the
Employee Trust Parcel.
2.3 The Parties now agree on the terms and conditions set out in this Agreement.

3.
OPTION TO PURCHASE & OFFER TO SUBSCRIBE
3.1. DRDGold, on the terms provided for in this Agreement, hereby grants to:-
3.1.1. Khumo Gold, for no consideration, an option (which shall remain irrevocable during the
Option Period) to purchase the Khumo Gold Parcel from DRDGold;
3.1.2. Khumo Gold, ,acting as promoter of the Employee Trust, for no consideration, an option
(which shall remain irrevocable during the Option Period) to purchase the Employee
Trust Parcel from DRDGold.
3.2.
3.2.1. Khumo Gold may exercise the Khumo Gold Option by giving written notice to that effect to the Company Secretary of DRDGold at any time after the Signature Date, but before
17h00 on the Expiry Date;
3.2.2. Upon the Due Exercise of the Khumo Gold Option DRDGold shall be obliged to sell, and
Khumo Gold shall be obliged to buy, the Khumo Gold Parcel.
3.3.
3.3.1.
Khumo Gold may, as a separate transaction, and independently of the Khumo Gold
Option exercise the Employee Trust Option by giving written notice to that effect to the
Company Secretary of DRDGold by not later than 17h00 on the Expiry Date;
3.3.2. The Employee Trust Option shall be deemed to have been Duly Exercised only if Khumo
Gold delivers to the Company Secretary of DRDGold, simultaneously with the notice given as envisaged in clause 3.3.1:-
3.3.2.1. a written nomination of the Trustees of the Employee Trust as Purchaser
of the Employee Trust Parcel, and a written assignment and delegation of the rights and obligations under the Share Sale Agreement to the
Trustees of the Employee Trust; and

3.3.2.2. a written acceptance by the Trustees of the Employee Trust of the benefits and obligations under the Share Sale Agreement; and
3.3.2.3. written confirmation given by a reputable financial institution to the reasonable satisfaction of DRDGold, that the New Employee Trust has secured financing to cover payment of the Purchase Price of the
Employee Trust Parcel. For purposes of clarity it is recorded that confirmation that an adequate facility will be provided on condition that
DRDGold guarantees the obligations under the facility agreement, shall constitute compliance with this clause.
3.4.
Upon the Due Exercise of the Employee Trust Option:
3.4.1. DRDGold shall be obliged to sell, and the Trustees of the Employee Trust shall be obliged to buy, the Employee Trust Parcel; and
3.4.2. this Agreement shall function to independently govern the rights, obligations and consequences that have, or may come into effect in terms of this Agreement between
DRDGold, and Khumo Gold on the one hand, and those between DRDGold, and the
Trustees of the Employee Trust on the other, as though these had been two separate and distinct agreements.
4.
PURCHASE PRICE
4.1. The Khumo Gold Option and Subscription
4.1.1. Khumo Gold shall pay the Purchase Price for the Khumo Gold Parcel on the Closing
Date in respect of the Khumo Gold Option.
4.2. The Employee Trust Option and Subscription
4.2.1.
The Trustees of the Employment Trust shall pay the Purchase Price for the Employee
Trust Parcel on the Closing Date in respect of the Employee Trust Option and Offers.
5.
CLOSING AND IMPLEMENTATION

5.1. Closing: Khumo Gold
5.1.1. Closing in respect of the Khumo Gold Option (“the Khumo Gold Share Sale Meeting”)
shall each take place its respective Closing Date, between the representatives of the respective Parties at the offices of DRDGold commencing at 10:00 hours on the Closing
Date, or at such other place, time and date agreed by the Parties in writing.
5.1.2.
At the Khumo Gold Share Sale Meeting
5.1.2.1. Khumo Gold shall pay the Purchase Price, in respect of the Khumo Gold
Parcel; and
5.1.2.2. DRDGold shall deliver to Khumo Gold:-
(a)      an original share certificate in respect of the Khumo Gold Parcel, and a duly signed securities transfer form, endorsed in favour of
Khumo Gold; and
(b)      a certified copy of a resolution passed by the directors of each of the issuing entities approving the sale of the Khumo Gold Parcel;
and
(c)      such other documents as are necessary in order to enable the
Khumo Gold to procure the registration of the Khumo Gold
Parcel into its name.
5.2. Closing: Employee Trust
5.2.1. The provisions of clause [5.1.1] and [5.1.2] shall apply mutatis mutandis to Closing in respect of the Employee Trust Option.
5.2.2. At the Share Sale Meeting:
5.2.2.1.
The Trustees of the Employee Trust shall pay the Purchase Price in respect of the Employee Trust Parcel; and

5.2.2.2. DRDGold shall deliver to the Trustees:-
(a)      an original share certificate in respect of the Employee Trust
Parcel, and a duly signed securities transfer form, endorsed in favour of the Trustees.
(b)      a certified copy of a resolution passed by the directors of each of the issuing entities approving the sale of the Employee Trust
Parcel;
(c)      appointing the Trustees’ nominee as director to the board of the
Company; and
(d)      such other documents as are necessary in order to enable the
Trustees to procure the registration of the Employee Trust Parcel into its name.
6.
FINANCIAL ASSISTENCE
6.1. DRDGold shall upon request, provide the Employee Trust’s financiers with such undertakings as they may reasonably require to act as guarantor for the re-payment of any loans extended to the Employee
Trust to pay the Purchase Price of the Employee Trust Parcel, provided that:
6.1.1. such guarantee shall be given in respect only of loan obligations assumed by the
Employee Trust to raise the Purchase Price; and
6.1.2. the guarantee shall not require DRDGold to pay any amount exceeding the Purchase
Price of the Employee Trust Parcel and the finance charges in respect thereof.
7.
WARRANTIES AND REPRESENTATIONS
7.1. DRDGold:
7.1.1.
warrants that at the Closing Date the Sale Shares shall be free of any encumbrance and shall be freely transferable;

7.1.2. sells the Sale Shares voetstoots, and does not give any warranties with regard to the value of the shares, or in respect of the condition that of the business of the Company, or any of its subsidiaries.
7.2.
Khumo Gold acknowledges that, other than specifically stated, it does not rely on any warranties or representations made by DRDGold in exercising either of the Options in respect of the Sale Shares, that the Sale Shares are bought voetstoots.
7.3. In the event that a Share Sale Agreement comes into being between the Trustees of the Employees
Trust and DRDGold, the Trustees shall, by accepting the nomination, assignment and delegation as envisaged in clause 5, above shall, over and above every other obligation and consequence they assume and note be deemed to have acknowledged and accepted the terms and provisions in clause 7.1 and 7.2, in respect of the Employee Trust Parcel.
8.
CONFIDENTIALITY
8.1.
Confidential information
For the purposes of this Agreement, confidential information ("Confidential Information") means any information relating to -
8.1.1. the terms of this Agreement and the transactions and Agreements contemplated by this
Agreement;
8.1.2. the business, assets, liabilities and affairs of DRDGold, the Company and any related corporation of DRDGold and the Company;
8.1.3. the strategic and business plans of DRDGold and the Company and any related corporation of DRDGold and the Company;
8.1.4. the terms of any proposed agreement which involves DRDGold and the Company or any related corporation of DRDGold or the Company;

8.1.5. any information which DRDGold or the Company or any related corporation of
DRDGold or the Company is required to keep confidential under the terms of any agreement with any other party.
8.2.
Obligations
Subject to clause 8.4, no Party may -
8.2.1.
disclose any Confidential Information to any person who is not a Party;
8.2.2. use any Confidential Information to compete with the business of the Company or any related corporation of the Company;
8.2.3. use any Confidential Information in any manner which may cause or be calculated to cause any loss to DRDGold or any of its shareholders or related corporation of
DRDGold; or
8.2.4. make any public disclosure, announcement or news release containing Confidential
Information.
8.3.
Permitted disclosures
A Party may disclose, and permit its officers, employees, shareholders and agents to disclose, any
Confidential Information -
8.3.1. if it is required to do so by any law, any court application, legally binding order, government agency or recognised stock exchange, but only to the extent necessary to comply with such requirements and only after consulting with the Purchaser on the form and content of the disclosure prior to disclosing any Confidential Information;
8.3.2. with the prior written consent of DRDGold;
8.3.3.
if the Confidential Information has come within the public domain, other than by a breach of this Agreement by any Party;

8.3.4. to the Party’s financiers, bankers, auditors or other professional advisers, or to a prospective purchaser of shares in the Company, provided that the person to whom any disclosure of Confidential Information is to be made first agrees in writing to be bound by and observe the obligations of confidentiality in terms equivalent to those set out in this clause 9.
8.4.
Public announcements
Each Party shall consult all of the other Parties and use all reasonable endeavours to agree on the form and content of any disclosure before making any public announcement or news release relating to or arising from this Agreement, whether or not it contains Confidential Information.
9.
DISPUTES
In the event of any dispute or difference between the Parties relating to or arising out of this Agreement, including the implementation, execution, interpretation, rectification, termination or cancellation of this
Agreement, the High Court of South Africa shall have jurisdiction to determine the matter.
10.    WHOLE AGREEMENT, NO AMENDMENT
10.1. This Agreement constitutes the whole agreement between the Parties relating to the subject matter hereof.
10.2. No amendment or consensual cancellation of this Agreement or any provision or term hereof or of any agreement, bill of exchange or other document issued or executed pursuant to or in terms of this
Agreement and no settlement of any disputes arising under this Agreement and no extension of time, waiver or relaxation or suspension of or agreement not to enforce or to suspend or postpone the enforcement of any of the provisions or terms of this Agreement or of any agreement, bill of exchange or other document issued pursuant to or in terms of this Agreement shall be binding unless recorded in a written document signed by the Parties (or in the case of an extension of time, waiver or relaxation or suspension, signed by the party granting such extension, waiver or relaxation). Any such extension, waiver or relaxation or suspension which is so given or made shall be strictly construed as relating strictly to the matter in respect whereof it was made or given.

10.3. No extension of time or waiver or relaxation of any of the provisions or terms of this Agreement or any agreement, bill of exchange or other document issued or executed pursuant to or in terms of this
Agreement, shall operate as an estoppel against any Party in respect of its rights under this Agreement, nor shall it operate so as to preclude such Party thereafter from exercising its rights strictly in accordance with this Agreement.
10.4.
To the extent permissible by law no Party shall be bound by any express or implied term, representation, warranty, promise or the like not recorded herein, whether it induced the contract and/or whether it was negligent or not.
11.     DOMICILIUM CITANDI ET EXECUTANDI
11.1.
The Parties choose as their domicilia citandi et executandi for all purposes under this Agreement, whether in respect of court process, notices or other documents or communications of whatsoever nature, the addresses set out on the schedule hereto, marked “chosen domicilium”
11.2. Any notice or communication required or permitted to be given in terms of this Agreement shall be valid and effective only if in writing but it shall be competent to give notice by telefax or e-mail.
11.3.
Any Party may by notice to any other Party change the physical address chosen as its domicilium citandi et executandi vis-à-vis that party to another physical address where postal delivery occurs in
Gauteng or its postal address or its telefax number or e-mail address, provided that the change shall become effective vis-à-vis that addressee on the 7th (seventh) Business Day from the receipt of the notice by the addressee.
11.4. Any notice to a Party -
11.4.1.
sent by prepaid registered post (by airmail if appropriate) in a correctly addressed envelope to it at an address chosen as its domicilium citandi et executandi to which post is delivered shall be deemed to have been received on the 5th Business Day after posting
(unless the contrary is proved);

11.4.2. delivered by hand to a responsible person during ordinary business hours at the physical address chosen as its domicilium citandi et executandi shall be deemed to have been received on the day of delivery; or
11.4.3.
sent by telefax to its chosen telefax number stipulated in clause 11.1, shall be deemed to have been received on the date of despatch (unless the contrary is proved); or
11.4.4.
sent by e-mail to its chosen e-mail address stipulated in clause 11.1, shall be deemed to have been received on the date of despatch (unless the contrary is proved).
11.5. Notwithstanding anything to the contrary herein contained a written notice or communication actually received by a Party shall be an adequate written notice or communication to it notwithstanding that it was not sent to or delivered at its chosen domicilium citandi et executandi.
12.     NO CESSION OR ASSIGNMENT
Save as expressly provided elsewhere neither DRDGold on the one hand nor the Purchaser nor the company on the other shall be entitled to cede their rights or assign their rights and obligations hereunder to any third party without the prior consent of the other of them.
13.     COSTS
13.1. The Purchaser shall pay the stamp duty in respect of the registration of transfer of the Sold Shares into the Purchaser's name or the name of its nominee/s.
13.2. Each Party shall pay its own costs in negotiating, settling and implementing this Agreement.
SIGNED by the Parties and witnessed on the following dates and at the following places respectively:
/s/ JWC Sayers
JWC Sayers
Chief Financial Officer
For: DRDGOLD
18 November 2005
As Witness:
1. _______________________________
2. _______________________________

As Witness:

For: DRDSA

1._______________________________
2. _______________________________
_______________________________
/s/ MP Ncholo
MP Ncholo
Director
For: KHUMO GOLD
18 November 2005
As Witness:
1._______________________________
2. _______________________________

“CHOSEN DOMICLIUM”
DRDGold
PHYSICAL ADDRESS: Ebsco House, 299 Pendoring Ave, Blackheath, Randburg
POSTAL ADDRESS: P O Box 390, Maraisburg, 1700
FAX: 011 – 476 2649
EMAIL                                    niel.pretorius@za.drdgold.com
DRDSA
PHYSICAL ADDRESS: Ebsco House, 299 Pendoring Ave, Blackheath, Randburg
POSTAL ADDRESS: P O Box 390, Maraisburg, 1700
FAX: 011 – 476 2649
EMAIL                                    niel.pretorius@za.drdgold.com
KHUMO GOLD
PHYSICAL ADDRESS: The Birches, Riverwoods Office Park, Johnson Road, Bedfordview, 2008
POSTAL ADDRESS: P O Box 2031, Bedfordview, 2008
FAX: (011) 457 6901
EMAIL                                     toynette@khumo-bathong.co.za